TOYOTA MOTOR

CORPORATION

Unaudited Consolidated Financial Statements

For the period ended

June 30, 2016

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2016 and June 30, 2016

	Yen in millions
	March 31, 2016	June 30, 2016
Assets
Current assets:
Cash and cash equivalents	2,939,428	3,274,258
Time deposits	1,032,034	1,179,778
Marketable securities	1,511,389	1,542,993
Trade accounts and notes receivable, less allowance for doubtful accounts	2,000,149	1,790,851
Finance receivables, net	5,912,684	5,412,926
Other receivables	451,406	423,031
Inventories	2,061,511	1,958,499
Deferred income taxes	967,607	—
Prepaid expenses and other current assets	1,333,345	1,010,077

Total current assets	18,209,553	16,592,413

Noncurrent finance receivables, net	8,642,947	7,937,863
Investments and other assets:
Marketable securities and other securities investments	7,439,799	7,140,431
Affiliated companies	2,631,612	2,545,946
Employees receivables	32,998	30,718
Other	730,271	976,350

Total investments and other assets	10,834,680	10,693,445

Property, plant and equipment:
Land	1,352,904	1,346,947
Buildings	4,311,895	4,233,958
Machinery and equipment	10,945,267	10,574,722
Vehicles and equipment on operating leases	5,652,622	5,289,255
Construction in progress	513,953	478,001

Total property, plant and equipment, at cost	22,776,641	21,922,883

Less – Accumulated depreciation	(13,036,224)	(12,622,230)

Total property, plant and equipment, net	9,740,417	9,300,653

Total assets	47,427,597	44,524,374

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2016 and June 30, 2016

	Yen in millions
	March 31, 2016	June 30, 2016
Liabilities
Current liabilities:
Short-term borrowings	4,698,134	4,563,324
Current portion of long-term debt	3,822,954	3,501,600
Accounts payable	2,389,515	2,148,069
Other payables	1,040,277	1,252,121
Accrued expenses	2,726,120	2,655,316
Income taxes payable	343,325	160,875
Other current liabilities	1,104,131	1,108,825

Total current liabilities	16,124,456	15,390,130

Long-term liabilities:
Long-term debt	9,772,065	9,069,856
Accrued pension and severance costs	904,911	909,459
Deferred income taxes	2,046,089	1,251,904
Other long-term liabilities	491,890	465,829

Total long-term liabilities	13,214,955	11,697,048

Total liabilities	29,339,411	27,087,178

Mezzanine equity
Model AA Class Shares, no par value, authorized: 150,000,000 shares at March 31, 2016 and June 30, 2016 issued: 47,100,000 shares at March 31, 2016 and June 30, 2016	479,779	481,003

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2016 and June 30, 2016 issued: 3,337,997,492 shares at March 31, 2016 and June 30, 2016	397,050	397,050
Additional paid-in capital	548,161	548,098
Retained earnings	16,794,240	17,010,079
Accumulated other comprehensive income (loss)	610,768	(76,909)
Treasury stock, at cost, 300,321,622 shares at March 31, 2016 and 326,688,287 shares at June 30, 2016	(1,603,284)	(1,750,510)

Total Toyota Motor Corporation shareholders’ equity	16,746,935	16,127,808

Noncontrolling interests	861,472	828,385

Total shareholders’ equity	17,608,407	16,956,193

Commitments and contingencies
Total liabilities, mezzanine equity and shareholders’ equity	47,427,597	44,524,374

Note:	The total number of authorized shares for common stock and Model AA Class Shares is 10,000,000,000 shares.

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the first quarter ended June 30, 2016

Consolidated Statements of Income

	Yen in millions
	For the first quarter ended June 30, 2015	For the first quarter ended June 30, 2016
Net revenues:
Sales of products	6,527,733	6,159,004
Financing operations	459,915	430,109

Total net revenues	6,987,648	6,589,113

Costs and expenses:
Cost of products sold	5,248,790	5,013,808
Cost of financing operations	308,375	265,418
Selling, general and administrative	674,482	667,657

Total costs and expenses	6,231,647	5,946,883

Operating income	756,001	642,230

Other income (expense):
Interest and dividend income	53,326	56,761
Interest expense	(4,396)	(4,923)
Foreign exchange gain (loss), net	34,188	(29,305)
Other income (loss), net	6,140	12,293

Total other income (expense)	89,258	34,826

Income before income taxes and equity in earnings of affiliated companies	845,259	677,056

Provision for income taxes	267,957	187,825
Equity in earnings of affiliated companies	100,902	90,000

Net income	678,204	579,231

Less – Net income attributable to noncontrolling interests	(31,810)	(26,766)

Net income attributable to Toyota Motor Corporation	646,394	552,465

Note:

Net income attributable to common shareholders for the first quarter ended June 30, 2016 is 550,016 million yen, which is derived by deducting dividend and accretion to Model AA Class Shares of 2,449 million yen from Net income attributable to Toyota Motor Corporation.

	Yen
Net income attributable to Toyota Motor Corporation per common share
Basic	205.41	181.12

Diluted	205.30	179.11

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the first quarter ended June 30, 2016

Consolidated Statements of Comprehensive Income

	Yen in millions
	For the first quarter ended June 30, 2015	For the first quarter ended June 30, 2016
Net income	678,204	579,231
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	85,267	(449,900)
Unrealized gains (losses) on securities	77,660	(265,202)
Pension liability adjustments	1,841	(3,608)

Total other comprehensive income (loss)	164,768	(718,710)

Comprehensive income (loss)	842,972	(139,479)

Less – Comprehensive income attributable to noncontrolling interests	(34,641)	4,267

Comprehensive income (loss) attributable to Toyota Motor Corporation	808,331	(135,212)

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Consolidated Statements of Cash Flows

For the first quarter ended June 30, 2016

	Yen in millions
	For the first quarter ended June 30, 2015	For the first quarter ended June 30, 2016
Cash flows from operating activities:
Net income	678,204	579,231
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	381,526	382,289
Provision for doubtful accounts and credit losses	19,677	11,909
Pension and severance costs, less payments	(1,608)	10,359
Losses on disposal of fixed assets	4,559	7,130
Unrealized losses on available-for-sale securities, net	162	776
Deferred income taxes	40,352	10,842
Equity in earnings of affiliated companies	(100,902)	(90,000)
Changes in operating assets and liabilities, and other	101,405	265,677

Net cash provided by operating activities	1,123,375	1,178,213

Cash flows from investing activities:
Additions to finance receivables	(3,562,601)	(3,188,383)
Collection of and proceeds from sales of finance receivables	3,372,442	3,156,628
Additions to fixed assets excluding equipment leased to others	(378,281)	(343,480)
Additions to equipment leased to others	(679,392)	(616,586)
Proceeds from sales of fixed assets excluding equipment leased to others	7,300	7,812
Proceeds from sales of equipment leased to others	263,658	315,408
Purchases of marketable securities and security investments	(375,659)	(632,924)
Proceeds from sales of and maturity of marketable securities and security investments	835,643	395,438
Changes in investments and other assets, and other	(537,048)	347,379

Net cash used in investing activities	(1,053,938)	(558,708)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,320,667	1,218,630
Payments of long-term debt	(990,609)	(1,126,169)
Increase (decrease) in short-term borrowings	(770)	254,921
Dividends paid to Toyota Motor Corporation class shareholders	—	(1,224)
Dividends paid to Toyota Motor Corporation common shareholders	(393,352)	(334,144)
Dividends paid to noncontrolling interests	(28,381)	(29,163)
Reissuance (repurchase) of treasury stock	1,998	(147,334)

Net cash used in financing activities	(90,447)	(164,483)

Effect of exchange rate changes on cash and cash equivalents	24,107	(120,192)

Net increase in cash and cash equivalents	3,097	334,830

Cash and cash equivalents at beginning of period	2,284,557	2,939,428

Cash and cash equivalents at end of period	2,287,654	3,274,258

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

1.	Basis of preparation:

The accompanying unaudited condensed consolidated financial statements of Toyota Motor Corporation (the “parent company”) as of and for the period ended June 30, 2016, have been prepared in accordance with U.S. generally accepted accounting principles (“U.S.GAAP”) and on substantially the same basis as its annual consolidated financial statements except for certain required disclosures which have been omitted. The unaudited condensed consolidated financial statements should be read in conjunction with the Annual Report on Form 20-F for the year ended March 31, 2016. The unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the result for that period and the financial condition at that date. The consolidated results for the three-month period are not necessarily indicative of results to be expected for the full year.

2.	Accounting changes and recent pronouncements to be adopted in future periods:

Accounting changes -

In February 2015, the Financial Accounting Standards Board (“FASB”) issued updated guidance that amends the analysis a reporting entity must perform to determine whether it should consolidate certain legal entities. The parent company and its consolidated subsidiaries (“Toyota”) adopted this guidance on April 1, 2016. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In April 2015, the FASB issued updated guidance that requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability instead of being presented as an asset. In August 2015, the FASB issued an additional update which clarifies that debt issuance costs for line of credit agreements may continue to be deferred and amortized. Toyota adopted this guidance on April 1, 2016. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In April 2015, the FASB issued updated guidance to help entities evaluate the accounting for fees paid by a customer in a cloud computing arrangement. Toyota adopted this guidance on April 1, 2016. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In May 2015, the FASB issued updated guidance on disclosures for investments in certain entities that calculate net asset value per share. This guidance removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. Toyota adopted this guidance on April 1, 2016. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements. For a further discussion of additional disclosures by adoption of this guidance, see note 8 to the consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

In November 2015, the FASB issued updated guidance to simplify the balance sheet classification of deferred taxes. This guidance will require that deferred tax assets and liabilities be classified as noncurrent on the balance sheet. Toyota early adopted this guidance on April 1, 2016. Toyota adopted this guidance on a prospective basis from April 1, 2016 and prior periods were not retrospectively adjusted.

Recent pronouncements to be adopted in future periods -

In May 2014, the FASB issued updated guidance on the recognition of revenue from contracts with customers. This guidance will supersede the current revenue recognition guidance. In August 2015, the FASB issued updated guidance on the deferral of the effective date. As a result, this guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In July 2015, the FASB issued updated guidance to simplify the measurement of inventory. This guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In January 2016, the FASB issued updated guidance for financial instruments. This guidance addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments and will require entities to measure equity investments at fair value and recognize any changes in fair value in net income. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In February 2016, the FASB issued updated guidance for leases. This guidance will require lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. This guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

In March 2016, the FASB issued updated guidance for effect of derivative contract novations on existing hedge accounting relationships. This guidance clarifies that a change in the counterparty to a designated derivative hedging instrument does not, in and of itself, require dedesignation of that hedging relationship provided that all other hedge accounting criteria continue to be met. This guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In March 2016, the FASB issued updated guidance for contingent put and call options in debt instruments. This guidance clarifies whether embedded contingent put and call options are clearly and closely related to the debt host when bifurcating embedded derivatives. This guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In June 2016, the FASB issued updated guidance for measurement of credit losses on financial instruments. This guidance introduces an approach to estimate credit losses on certain types of financial instruments based on expected losses. It also modifies the impairment model for available-for-sale debt securities. This guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

3.	Accounting procedures specific to quarterly consolidated financial statements:

Provision for income taxes -

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first quarter by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items, including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

4.	Derivative financial instruments:

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading.

Fair value hedges -

Toyota enters into interest rate swaps and interest rate currency swap agreements mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swap agreements in managing interest rate risk exposure. Interest rate swap agreements are executed as either an integral part of specific debt transactions or on a portfolio basis. Toyota uses interest rate currency swap agreements to hedge exposure to currency exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Notes and loans payable issued in foreign currencies are hedged by concurrently executing interest rate currency swap agreements, which involve the exchange of foreign currency principal and interest obligations for each functional currency obligations at agreed-upon currency exchange and interest rates.

For the first quarter ended June 30, 2015 and 2016, the ineffective portion of Toyota’s fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

Undesignated derivative financial instruments -

Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and for some of which Toyota is unable to or has elected not to apply hedge accounting.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Fair value and gains or losses on derivative financial instruments -

The following table summarizes the fair values of derivative financial instruments as of March 31, 2016 and June 30, 2016:

	Yen in millions
	March 31, 2016	June 30, 2016
Derivative assets
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	—	—
Investments and other assets - Other	4,371	7,720

Total	4,371	7,720

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	96,996	87,129
Investments and other assets - Other	230,726	240,477

Total	327,722	327,606

Foreign exchange forward and option contracts
Prepaid expenses and other current assets	34,290	67,050
Investments and other assets - Other	428	520

Total	34,718	67,570

Total derivative assets	366,811	402,896
Counterparty netting	(116,174)	(114,759)
Collateral received	(65,810)	(78,489)

Carrying value of derivative assets	184,827	209,648

Derivative liabilities
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Other current liabilities	—	—
Other long-term liabilities	—	—

Total	—	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Other current liabilities	(42,404)	(50,284)
Other long-term liabilities	(180,716)	(177,113)

Total	(223,120)	(227,397)

Foreign exchange forward and option contracts
Other current liabilities	(21,167)	(13,670)
Other long-term liabilities	—	—

Total	(21,167)	(13,670)

Total derivative liabilities	(244,287)	(241,067)
Counterparty netting	116,174	114,759
Collateral posted	94,953	96,911

Carrying value of derivative liabilities	(33,160)	(29,397)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

The following table summarizes the notional amounts of derivative financial instruments as of March 31, 2016 and June 30, 2016:

	Yen in millions
	March 31, 2016		June 30, 2016
	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	41,016	18,312,359	37,459	17,248,061
Foreign exchange forward and option contracts	—	2,742,102	—	2,519,291

Total	41,016	21,054,461	37,459	19,767,352

The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statements of income for the first quarter ended June 30, 2015 and 2016:

	Yen in millions
	For the first quarter ended June 30, 2015		For the first quarter ended June 30, 2016
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Cost of financing operations	(1,833)	1,808	3,606	(3,615)

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	(4,930)		(828)
Foreign exchange gain (loss), net	3,235		(248)
Foreign exchange forward and option contracts
Cost of financing operations	(4,939)		6,757
Foreign exchange gain (loss), net	(3,494)		96,435

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Undesignated derivative financial instruments are used to manage economic risks of fluctuations in foreign currency exchange rates and interest rates of certain receivables and payables. Those economic risks are offset by changes in the fair value of undesignated derivative financial instruments.

Cash flows from transactions of derivative financial instruments are included in cash flows from operating activities in the consolidated statements of cash flows.

Credit risk related contingent features -

Toyota enters into International Swaps and Derivatives Association Master Agreements with counterparties. These Master Agreements contain a provision requiring either Toyota or the counterparty to settle the contract or to post assets to the other party in the event of a ratings downgrade below a specified threshold.

The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position after being offset by cash collateral as of June 30, 2016 is ¥3,772 million. The aggregate fair value amount of assets that are already posted as cash collateral as of June 30, 2016 is ¥85,004 million. If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥3,772 million as of June 30, 2016.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

5.	Contingencies:

Guarantees -

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of June 30, 2016 is ¥2,382,430 million. Liabilities for guarantees totaling ¥5,626 million have been provided as of June 30, 2016. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal proceedings -

From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. Since 2009, Toyota issued safety campaigns related to the risk of floor mat entrapment of accelerator pedals and vehicle recalls related to slow-to-return or sticky accelerator pedals. In March 2014, Toyota entered into a Deferred Prosecution Agreement (“DPA”) to resolve an investigation by the U.S. Attorney for the Southern District of New York (“SDNY”) related to unintended acceleration in certain of its vehicles. The DPA provides for an independent monitor to review and assess policies and procedures relating to Toyota’s safety communications process, its process for sharing vehicle accident information internally and its process for preparing and sharing certain technical reports.

In 2010, there was a recall related to the software program that controls the antilock braking system in certain models, including the Prius, which led to putative class action lawsuits on behalf of owners of recalled vehicles and owners of vehicles which were not recalled. The United States District Court for the Central District of California denied the plaintiffs’ motions for class certification and granted summary judgment in Toyota’s favor denying the plaintiffs’ claims related to both the recalled vehicles and the non-recalled vehicles. Proceedings involving the recalled vehicles have concluded; the appeals of the granting of summary judgment and the denial of class certification of the claims for the non-recalled vehicles are still pending.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Personal injury and wrongful death claims involving allegations of unintended acceleration are pending in several consolidated proceedings in federal and state courts, as well as in individual cases in various other states. The judges in the consolidated federal action and the consolidated California state action have approved an Intensive Settlement Process (“ISP”) for such claims in those actions. Under the ISP, all individual claims within the consolidated actions are stayed pending completion of a process to assess whether they can be resolved on terms acceptable to the parties. Cases not resolved after completion of the ISP will then proceed to discovery and toward trial. Toyota has offered the ISP process to plaintiffs in other consolidated actions and in individual cases, as well.

Toyota has been named as a defendant in 33 economic loss class action lawsuits, which, together with similar lawsuits against Takata and other automakers, have been made part of a multi-district litigation proceeding in the United States District Court for the Southern District of Florida, arising out of allegations that airbag inflators manufactured by Takata are defective. These lawsuits are at an early stage.

Toyota has received a request for information from the SDNY related to statements concerning one or more reported injuries sustained in Toyota vehicles following deployments of Takata airbags. Toyota is cooperating with the request.

Toyota self-reported a process gap in fulfilling certain emissions defect information reporting requirements with the U.S. Environmental Protection Agency (“EPA”) and California Air Resources Board, including updates on its repair completion rates for recalled emissions components and certain other reports concerning emissions related defects. Toyota is involved in discussions with these agencies. The SDNY and EPA have requested certain follow-up information regarding this reporting issue, and Toyota is cooperating with the request.

Toyota also has various other pending legal actions and claims, including without limitation personal injury and wrongful death lawsuits and claims in the United States, and is subject to government investigations from-time-to-time.

Beyond the amounts accrued with respect to all aforementioned matters, Toyota is unable to estimate a range of reasonably possible loss, if any, for the pending legal matters because (i) many of the proceedings are in evidence gathering stages, (ii) significant factual issues need to be resolved, (iii) the legal theory or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Based upon information currently available to Toyota, however, Toyota believes that its losses from these matters, if any, beyond the amounts accrued, would not have a material adverse effect on Toyota’s financial position, results of operations or cash flows.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

6.	Segment data:

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial Services segment consists primarily of financing, and vehicle and equipment leasing operations to assist in the merchandising of the parent company and its affiliated companies products as well as other products. The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other businesses.

The following tables present certain information regarding Toyota’s industry or geographic segments and overseas revenues by destination for the first quarter ended June 30, 2015 and 2016.

Segment operating results -

For the first quarter ended June 30, 2015:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	6,398,388	459,915	129,345	—	6,987,648
Inter-segment sales and transfers	13,002	10,387	127,604	(150,993)	—

Total	6,411,390	470,302	256,949	(150,993)	6,987,648
Operating expenses	5,733,827	400,129	244,666	(146,975)	6,231,647

Operating income	677,563	70,173	12,283	(4,018)	756,001

For the first quarter ended June 30, 2016:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	6,017,861	430,109	141,143	—	6,589,113
Inter-segment sales and transfers	11,176	8,802	107,900	(127,878)	—

Total	6,029,037	438,911	249,043	(127,878)	6,589,113
Operating expenses	5,485,596	348,670	238,715	(126,098)	5,946,883

Operating income	543,441	90,241	10,328	(1,780)	642,230

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Geographic information -

For the first quarter ended June 30, 2015:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	2,007,160	2,781,292	607,563	1,043,791	547,842	—	6,987,648
Inter-segment sales and transfers	1,494,802	59,153	36,461	99,186	48,433	(1,738,035)	—

Total	3,501,962	2,840,445	644,024	1,142,977	596,275	(1,738,035)	6,987,648
Operating expenses	3,026,108	2,713,585	636,165	1,042,880	558,247	(1,745,338)	6,231,647

Operating income	475,854	126,860	7,859	100,097	38,028	7,303	756,001

For the first quarter ended June 30, 2016:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	1,979,436	2,484,804	590,033	1,063,505	471,335	—	6,589,113
Inter-segment sales and transfers	1,381,974	49,755	31,797	119,152	50,198	(1,632,876)	—

Total	3,361,410	2,534,559	621,830	1,182,657	521,533	(1,632,876)	6,589,113
Operating expenses	3,071,043	2,363,119	612,820	1,055,209	494,233	(1,649,541)	5,946,883

Operating income	290,367	171,440	9,010	127,448	27,300	16,665	642,230

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Revenues are attributed to geographies based on the country location of the parent company or the subsidiary that transacted the sale with the external customer.

Transfers between industry or geographic segments are made at amounts which Toyota’s management believes approximate arm’s-length transactions. In measuring the reportable segments’ income or losses, operating income consists of revenue less operating expenses.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Overseas revenues by destination -

The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan. In addition to the disclosure requirements under U.S.GAAP, Toyota discloses this information in order to provide financial statements users with valuable information.

For the first quarter ended June 30, 2015:

	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	2,771,378	555,987	1,041,773	1,170,862	5,540,000
Consolidated sales	—	—	—	—	6,987,648
Ratio of overseas sales to consolidated sales	39.7%	8.0%	14.9%	16.7%	79.3%

For the first quarter ended June 30, 2016:
	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	2,479,328	545,781	1,054,434	976,166	5,055,709
Consolidated sales	—	—	—	—	6,589,113
Ratio of overseas sales to consolidated sales	37.6%	8.3%	16.0%	14.8%	76.7%

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

7.	Per share amounts:

Reconciliations of the differences between basic and diluted net income attributable to Toyota Motor Corporation per common share for the first quarter ended June 30, 2015 and 2016 are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Net income attributable to Toyota Motor Corporation per common share
For the first quarter ended June 30, 2015
Basic net income attributable to Toyota Motor Corporation per common share	646,394	3,146,894	205.41
Effect of dilutive securities
Assumed exercise of dilutive stock options	(10)	1,522

Diluted net income attributable to Toyota Motor Corporation per common share	646,384	3,148,416	205.30

For the first quarter ended June 30, 2016
Net income attributable to Toyota Motor Corporation	552,465
Accretion to Mezzanine equity	(1,213)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(1,236)

Basic net income attributable to Toyota Motor Corporation per common share	550,016	3,036,810	181.12
Effect of dilutive securities
Model AA Class Shares	2,449	47,100
Assumed exercise of dilutive stock options	(2)	636

Diluted net income attributable to Toyota Motor Corporation per common share	552,463	3,084,546	179.11

On May 11, 2016, the Board of Directors of the parent company resolved to distribute year-end cash dividends of ¥ 334,144 million, ¥110 per common share, to common shareholders effective on June 2, 2016.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

8.	Fair value measurements:

In accordance with U.S.GAAP, Toyota classifies fair value into three levels of input as follows which are used to measure it.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:

Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; valuation of assets or liabilities using inputs, other than quoted prices, that are observable

Level 3:	Valuation of assets or liabilities using unobservable inputs which reflect the reporting entity’s assumptions

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis as of March 31, 2016 and June 30, 2016. Transfers between levels of the fair value are recognized at the end of their respective reporting periods:

	Yen in millions
	March 31, 2016
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	100,841	915,684	—	1,016,525
Time deposits	—	600,000	—	600,000
Marketable securities and other securities investments
Public and corporate bonds	4,911,769	1,029,478	10,334	5,951,581
Common stocks	2,558,931	—	—	2,558,931
Other	83,082	68,185	—	151,267
Investments measured at net asset value	—	—	—	197,215
Derivative financial instruments	—	362,388	4,423	366,811

Total	7,654,623	2,975,735	14,757	10,842,330

Liabilities
Derivative financial instruments	—	(242,713)	(1,574)	(244,287)

Total	—	(242,713)	(1,574)	(244,287)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	June 30, 2016
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	79,015	1,384,555	—	1,463,570
Time deposits	—	600,000	—	600,000
Marketable securities and other securities investments
Public and corporate bonds	4,781,382	974,670	9,214	5,765,266
Common stocks	2,394,767	—	—	2,394,767
Other	82,559	56,761	—	139,320
Investments measured at net asset value	—	—	—	283,367
Derivative financial instruments	—	396,458	6,438	402,896

Total	7,337,723	3,412,444	15,652	11,049,186

Liabilities
Derivative financial instruments	—	(236,757)	(4,310)	(241,067)

Total	—	(236,757)	(4,310)	(241,067)

Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.

The following is description of the assets and liabilities measured at fair value, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Cash equivalents and time deposits -

Cash equivalents include money market funds and other investments with original maturities of three months or less. Cash equivalents classified in Level 2 include negotiable certificates of deposit with original maturities of three months or less. These are measured at fair value using primarily observable interest rates in the market. Time deposits consist of negotiable certificates of deposit with original maturities over three months. These are measured at fair value using primarily observable interest rates in the market.

Marketable securities and other securities investments -

Marketable securities and other securities investments include public and corporate bonds, common stocks and other investments. Public and corporate bonds include government bonds and represent 37% of Japanese bonds, and 63% of U.S., European and other bonds as of March 31, 2016, and 36% of Japanese bonds, and 64% of U.S., European and other bonds as of June 30, 2016. Listed stocks on the Japanese stock markets represent 90% and 90% of common stocks as of March 31, 2016 and June 30, 2016, respectively. Toyota uses primarily quoted market prices for identical assets to measure fair value of these securities. “Other” includes investment trusts. Generally, Toyota uses quoted market prices for similar assets or quoted non-active market prices for identical assets to measure fair value of these securities. These assets are classified in Level 2.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Derivative financial instruments -

See note 4 to the consolidated financial statements about derivative financial instruments. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified in Level 2. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified in Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and Toyota’s own non-performance risk, using such as credit default probabilities.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the first quarter ended June 30, 2015 and 2016 were not material.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. The assets and liabilities measured at fair value on a nonrecurring basis for the first quarter ended June 30, 2015 and 2016 were not material.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

9.	Accumulated other comprehensive income:

Changes in accumulated other comprehensive income (loss) are as follows:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Pension liability adjustments	Accumulated other comprehensive income (loss)
For the first quarter ended June 30, 2015
Balance at March 31, 2015	(136,090)	1,727,565	(113,930)	1,477,545
Other comprehensive income (loss) before reclassifications	85,267	81,060	567	166,894
Reclassifications	—	(3,400)	1,274	(2,126)

Other comprehensive income (loss), net of tax	85,267	77,660	1,841	164,768
Less – Other comprehensive income attributable to noncontrolling interests	(1,422)	(2,089)	680	(2,831)

Balance at June 30, 2015	(52,245)	1,803,136	(111,409)	1,639,482

For the first quarter ended June 30, 2016
Balance at March 31, 2016	(499,055)	1,424,945	(315,122)	610,768
Other comprehensive income (loss) before reclassifications	(449,900)	(263,080)	(6,257)	(719,237)
Reclassifications	—	(2,122)	2,649	527

Other comprehensive income (loss), net of tax	(449,900)	(265,202)	(3,608)	(718,710)
Less – Other comprehensive income attributable to noncontrolling interests	27,042	3,945	46	31,033

Balance at June 30, 2016	(921,913)	1,163,688	(318,684)	(76,909)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Reclassifications consist of the following:

	Yen in millions
	For the first quarter ended June 30, 2015	For the first quarter ended June 30, 2016	Affected line items in the consolidated statements of income
Unrealized gains (losses) on securities:
	(1,329)	(1,348)	Financing operations
	(5,439)	(2,538)	Foreign exchange gain (loss), net
	1,849	768	Other income (loss), net

	(4,919)	(3,118)	Income before income taxes and equity in earnings of affiliated companies
	1,519	996	Provision for income taxes
	0	0	Equity in earnings of affiliated companies

	(3,400)	(2,122)	Net income

Pension liability adjustments:
Recognized net actuarial loss	3,123	4,971	*1
Amortization of prior service costs	(1,075)	(963)	*1

	2,048	4,008	Income before income taxes and equity in earnings of affiliated companies
	(774)	(1,359)	Provision for income taxes

	1,274	2,649	Net income

Total reclassifications, net of tax	(2,126)	527

Amounts of reclassifications in parentheses indicate gains in the consolidated statements of income.

*1:	These components are included in the computation of net periodic pension cost.